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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒            Form 40-F     ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: August 29, 2003	By:	/s/ PER HÖJGÅRD Name: Per Höjgård Title: Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  volatility in refining margins, in market prices for crude oil and refined products and in the U.S. dollar-krona and Euro-krona exchange rates;

  •
  unplanned shut downs due to technical problems at the Company's refineries;

  •
  the Company's future capital needs;

  •
  the Company's ability to hedge against currency, commodity and interest rate risks;

  •
  the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;

  •
  the Company's liability for violations, known and unknown, of environmental laws;

  •
  the Company's ability to remediate contaminated sites within budgeted amounts;

  •
  possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;

  •
  agreements or disagreements among members of the Organization of Petroleum Exporting Countries ("OPEC"); and

  •
  limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

        All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

        We present our financial statements in Swedish kronor. In addition, solely for the convenience of the reader, certain Swedish kronor amounts have been translated into U.S. dollars using the June 30, 2003 rate of $1.00 = SEK 8.00. On August 21, 2003, the exchange rate for the Swedish krona against the U.S. dollar was $1.00 = SEK 8.39, based on data provided by the Swedish Central Bank. Unless otherwise indicated, all references in this report to "SEK," "krona" or "kronor" are to the lawful currency of Sweden; all references to "$" or "U.S. dollars" are to the lawful currency of the United States of America; and all references to "€" or "Euro" are to the single currency adopted by twelve of the fifteen member states of the European Union.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Income Statements (unaudited)

	Three Months Ended June 30,
	2002	2003
	SEK	SEK	$
		(in millions)
Revenues	10,225	9,151	1,144
Excise duties	(1,800)	(1,834)	(229)

Sales revenue	8,425	7,317	915
Cost of goods sold	(8,031)	(7,533)	(942)

Gross profit (loss)	394	(216)	(27)
Selling expenses	(237)	(201)	(25)
Administrative expenses	(92)	(120)	(15)
Other operating income	53	57	7
Other operating expenses	—	(15)	(2)

Operating income (loss)	118	(495)	(62)
Interest income	11	11	1
Interest expense	(121)	(114)	(14)
Other financial expenses, net	61	141	18

Income (loss) before taxes	69	(457)	(57)
Income taxes	(17)	134	17
Minority interests	(1)	0	0

Net income (loss)	51	(323)	(40)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Income Statements (unaudited)

	Six Months Ended June 30,
	2002	2003
	SEK	SEK	$
		(in millions)
Revenues	20,555	21,711	2,714
Excise duties	(4,668)	(4,048)	(506)

Sales revenue	15,887	17,663	2,208
Cost of goods sold	(15,172)	(17,176)	(2,147)

Gross profit	715	487	61
Selling expenses	(470)	(398)	(50)
Administrative expenses	(198)	(239)	(30)
Other operating income	126	136	17
Other operating expenses	—	(15)	(2)

Operating income (loss)	173	(29)	(4)
Interest income	24	20	2
Interest expense	(236)	(236)	(29)
Other financial expenses, net	227	174	22

Income (loss) before taxes	188	(71)	(9)
Income taxes	(61)	26	3
Minority interests	(4)	(1)	0

Net income (loss)	123	(46)	(6)

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2002	As of June 30, 2003
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets
Goodwill	1,072	956	120

Total intangible assets	1,072	956	120
Tangible assets
Land and building, net	762	761	95
Plant and machinery, net	3,786	3,631	454
Capitalized turnaround cost, net	207	283	36
Equipment, tools fixtures and fittings, net	681	687	86
Construction in progress	291	443	55

Total tangible fixed assets	5,727	5,805	726
Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	116	108	13

Total financial assets	123	115	14
Total fixed assets	6,922	6,876	860
Current assets
Inventories	3,523	3,040	380
Accounts receivable	3,684	2,442	305
Receivables from associated companies	1	0	0
Other receivables	337	225	28
Prepaid expenses and accrued income	254	271	34

Cash and cash equivalent	461	264	33
Total current assets	8,260	6,242	780

TOTAL ASSETS	15,182	13,118	1,640

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2002	As of June 30, 2003
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0

	1	1	0
Non-restricted equity
Profit brought forward	3,074	3,271	409
Loss for the year	(148)	(46)	(6)

Total shareholders' equity	2,927	3,226	403
Minority interests	8	7	1
Provisions
Pension provision	157	153	19
Deferred tax liability	396	371	46
Other provisions	53	—	—

Total provisions	606	524	65
Liabilities
Long-term liabilities
Shareholder loans	242	242	30
Bond loan	2,678	2,666	333
Liabilities to credit institutions	2,875	2,347	294
Bank overdraft facility	—	139	18
Other long-term liabilities	—	2	0

Total long-term liabilities	5,795	5,396	675

Current liabilities
Liabilities to credit institutions	771	682	85
Advanced payment from customers	159	169	21
Accounts payable	1,883	1,099	138
Liabilities to parent company	356	11	2
Liabilities to associated companies	1	3	0
Income tax payable	8	14	2
Other liabilities	1,556	1,025	128
Accrued expenses and prepaid income	1,112	962	120

Total current liabilities	5,846	3,965	496

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	15,182	13,118	1,640

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Six Months Ended June 30,
	2002	2003
	SEK	SEK	$
		(in millions)
Income from operation
Income after financial items	188	(71)	(9)
Adjustments for non-cash items
Deprecation and amortization	404	434	54
Unrealized exchange gains	(441)	(150)	(19)
Other adjustments for non-cash items	7	(49)	(6)
Taxes paid	(31)	(1)	0
Cash flow in working capital
Decrease in inventories	160	483	61
Decrease in current receivables	650	1,345	168
Decrease in current liabilities	(408)	(1,329)	(166)
Cash flow from operating activities	529	662	83
Investment activities
Investment in intangible fixed assets	(1)	0	0
Investment in tangible fixed assets	(457)	(402)	(50)
Sale of tangible fixed assets	1	3	0
Sale of subsidiary	(38)	—	—
Increase in financial fixed assets	(1)	1	0

Cash flow used in investment activities	(496)	(398)	(50)
Financing operation
New loans from credit institutions	741	759	95
Payment of loans from credit institutions	(364)	(1,218)	(153)
Dividends paid	(2)	(2)	0
Group contribution received	8	—	—
Cash flow from (used in) financing activities	383	(461)	(58)
Cash flow of the period	416	(197)	(25)
Liquid funds at the beginning of the period	959	461	58
Exchange-rate difference in cash and cash equivalents	(2)	—	—
Cash and cash equivalents at the end of the period	1,373	264	33
Supplementary disclosures
Cash flow interest
Interest received	21	18	2
Interest paid	(349)	(255)	(32)
Items included in cash and cash equivalents
Cash and bank balance	441	230	29
Short-term investments	932	34	4
Total cash and cash equivalents	1,373	264	33

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Note 1. Basis of presentation

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Ali Al-Amoudi.

        Preem Holdings AB applies the Swedish Annual Account Act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries. Preem Holdings AB's principal assets as of June 30, 2003 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of June 30, 2003 consists of €291 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued €250 million on April 10, 2001 and €55 million on July 20, 2001. As of June 30, 2003, the Company has repurchased €14 million worth of its own notes on the open market.

        The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. For further information, see note 26 of the Company's Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "2002 Annual Report").

        The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        There has been no material change in the Company's related party transactions since December 31, 2002. For further information, see item 7.B in the Company's 2002 Annual Report.

Note 2. Sales revenue

	Six months ended June 30,
	2002	2003
Supply and Refining	13,589	16,157
Marketing	4,778	5,635
International	987	—
Group eliminations	(3,467)	(4,129)

Total	15,887	17,663

Note 3. Operating income

	Six months ended June 30,
	2002	2003
Supply and Refining	706	307
Marketing	23	1
International	(7)	—
Other Non-allocated Income (expense), net	(549)	(337)

Total	173	(29)

Note 4. Inventories

        The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At June 30, 2003, the actual value of inventories was SEK 227 million higher than the acquisition value. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK 36 million. Borrowed inventory volumes corresponds to an inventory value of SEK 88 million, which is not included in the inventory value.

	As of December 31, 2002	As of June 30, 2003
Raw materials and supplies	1,836	1,470
Finished products	1,687	1,570

Total	3,523	3,040

Note 5. Shareholders' Equity

        The changes in shareholders' equity in Preem Holdings AB and its consolidated subsidiaries for the period December 31, 2002 to June 30, 2003 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
	(in millions of SEK)
Balance at December 31, 2002	1	0	2,926	2,927
Shareholder's contribution	—	—	—	345
Net income	—	—	—	(46)
Balance at June 30, 2003	1	0	3,225	3,226

Note 6. Long-term Liabilities to Credit Institutions

	2003	2004	2005	2006	2007	2008+
Bond loan	—	—	—	—	—	2,666
Loans	202	555	386	404	503	699

Total	202	555	386	404	503	3,365

        The Company has as of June 30, 2003 debt of SEK 40 million secured by real estate mortgages and debt of SEK 400 million that is guaranteed by a financial institution.

Note 7. Contingent liabilities

        There has been no material change in the Company's contingent liabilities since December 31, 2002 other than follows.

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden demanding that the City Court impose total fines on all five oil companies of SEK 740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK 740 million in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum AB of SEK 85 million. This claim was adjusted to SEK 81 million. The Competition Authority claimed that Preem Petroleum AB participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003 the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum AB with a fine of SEK 6 million. The court also ordered the Competition Authority to pay up to SEK 2.3 million of Preem Petroleum AB's legal fees. Both the Competition Authority and Preem Petroleum AB have appealed the court's judgment.

        For further information, see note 23 in the Company's Consolidated Financial Statements included in its 2002 Annual Report.

Note 8. U.S. GAAP Information

        The accompanying interim consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and Shareholders' equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the interim consolidated financial statements.

	Six-month periods ended June 30,
	2002	2003
	(SEK in million)
Net income/(loss) under Swedish GAAP	123	(46)
Adjustments to reconcile to U.S. GAAP:
Pensions (A)	2	2
Pension refund (B)	46	9
Business combinations (C)	116	116
Computer software for internal use (D)	6	1
Financial instruments (E)	—	(30)
Changes in group structure (F)	2	7
Income tax effect of U.S. GAAP adjustments	(16)	3

Net income under U.S. GAAP	279	62

Basic and diluted income per share in accordance with US GAAP (SEK) (E)	55,800	12,400

Weighted-average number of shares outstanding (thousands) (E)	5	5

	As of December 31, 2002	As of June 30, 2003
	(SEK in million)
Shareholders' equity under Swedish GAAP	2,927	3,226
Adjustments to reconcile to U.S. GAAP:
Pensions (A)	56	58
Pension refund (B)	(14)	(5)
Business combinations (C)	232	348
Computer software for internal use (D)	19	20
Financial instruments (E)	(161)	(191)
Changes in group structure (F)	(76)	(69)
Accumulated income tax effect of U.S. GAAP adjustments	28	31

Shareholders' equity U.S. GAAP	3,011	3,418

(A)
Pensions—The Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies' schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions SFAS No. 87." SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of the specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, that a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded.

(B)
Pension refund—The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received is split into two parts i) 20% in cash during September 2000; and ii) 80% of future required payments. Swedish GAAP allows the Companies to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions.

(C)
Business combinations—Acquisitions of certain subsidiaries are reported differently in accordance with Preem's accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

  In 2002 Preem adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with U.S. GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. No impairment loss has been recognized as a result of these tests.

(D)
Computer software for internal use—The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (SOP 98-1) and are amortized over the expected economic life of the asset.

(E)
Financial instruments—Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts which hedge future cash flows are deferred and recognized only when realized. Under U.S. GAAP, unrealized gains and losses on forward refining margin contracts that do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has determined that none of the Groups' hedges of financial exposure qualify for hedge accounting under U.S. GAAP during 2002. In accordance with U.S. GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income. The six month-end adjustment to record derivative instruments at fair value in accordance with U.S. GAAP resulted in a net loss adjustment of SEK 30 million recognized in current earnings.

(F)
Changes in group structure—Preem changed its shareholding in the refineries during 2002 through a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. The transaction has been recorded as a change in group structure with an effect only on shareholders' equity under Swedish GAAP. The transaction under U.S. GAAP is recorded as a non-monetary transaction exchanging assets without any gain reported on the transaction. The excess value is instead used to write down the assets received in the transaction and will be reversed over the life of the corresponding assets.

Comprehensive income

        The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with U.S. GAAP for the six-month periods ended June 30, 2002 and 2003 was SEK 285 million and SEK 62 million, respectively.

Note 9. Interim Segment Information

        The Company operates mainly in the oil and gas industry and has two reportable segments: a Supply and Refining Segment and a Marketing Segment. The two segments were determined based upon the types of services and products that are provided to customers. The Supply and Refining Segment operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg, and the wholly owned Preemraff refinery located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The Supply and Refining Segment sells a full range of refined products in Sweden and abroad. The Marketing Segment sells home-heating gasoil directly to end users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Segment. The Marketing Segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. Prior to the sale of our Polish operations, we had three reportable segments: the Supply and Refining Segment and the Marketing Segment discussed above, as well as an International Segment, which sold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. After the sale of our Polish operations, we consolidated the remaining operations of our International Segment, including our operations in Norway, with our Marketing Segment. Prior to this consolidation, the Marketing Segment was referred to as the Swedish Market Segment.

        Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment sales were made at market rates.

        Financial information by segment is as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(in millions)
Sales revenue:
Supply and refining	7,331	6,579	13,589	16,157
Swedish market	2,383	2,379	4,778	5,635
International	537	—	987	—
Segment sales revenue	10,251	8,958	19,354	21,792
Group eliminations	(1,826)	(1,641)	(3,467)	(4,129)

Sales revenues	8,425	7,317	15,887	17,663
Segment operating profit:
Supply and refining	518	(292)	706	307
Swedish market	(9)	(33)	23	1
International	(7)	—	(7)	—

Segment operating profit	502	(325)	722	308
Other non-allocated income net(1)	(384)	(170)	(549)	(337)
Income from operations	118	(495)	173	(29)
Non-allocated items(2)	(49)	38	15	(42)

Income before income taxes	69	(457)	188	(71)

(1)
Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(2)
Non-allocated items consist of interest income and expenses, other financial income and expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northern European markets. We conduct our business through Preem Petroleum AB, our wholly owned operating company, which has two reportable segments: the Supply and Refining Segment and the Marketing Segment. Our Supply and Refining Segment, which operates our majority-owned Scanraff refinery and our wholly owned Preemraff refinery. It purchases and refines crude oil, and then sells refined products wholesale to our Marketing Segment and to third parties. Other refined product marketing companies comprise the majority of our third party customers. Our Marketing Segment consists of a home-heating and business-to-business division and a station and consumer division. Our home-heating and business-to-business division sells refined products to wholesale and retail customers, including sales of home-heating gasoil to retail customers. Our station and consumer division consists of a network of Preem-branded service stations throughout Sweden.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all of our Polish operations, to Statoil. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. Prior to the sale of our Polish operations, we had three reportable segments: the Supply and Refining Segment, Marketing Segment, and International Segment, which sold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. After the sale of our Polish operations, we consolidated the remaining operations of our International Segment with our Marketing Segment. Prior to this consolidation, our Marketing Segment was referred to as the Swedish Market Segment.

        Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput. Throughput is a function of refining capacity and utilization. The cyclical nature of refined product prices leads to volatile sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins. A successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the currencies and prices of crude oil and refined products.

Refining margins

        Oil refineries measure the financial performance of their operations by their margins. "Gross refining margin" is the difference between the sales revenue received from the sale of refined products and the cost of crude oil and, where relevant, other intermediate feedstock that it processes. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil with varied relative prices. Similarly, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (i.e., its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, which can produce a higher percentage of the lighter, higher value fractions, will generally have a larger gross refining margin than a less complex facility, such as Preemraff.

        "Refining margin" measures the ability of a refinery to cover the costs of its refining process. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

Highlights of the First Six Months of 2003

  Supply and Refining Segment

        During the six months ended June 30, 2003, the Brent price fluctuated, ranging from a low of $22.90 per barrel on April 29, 2003 to a high of $34.70 per barrel on March 10, 2003. Generally, the Brent price in the first six months of 2003 was significantly higher than in the same period in 2002, when the Brent price ranged from approximately $20.00 per barrel to $25.00 per barrel. Since the low of $22.90 per barrel on April 29, 2003, the Brent price increased steadily to $28.30 per barrel on June 30, 2003. Since June 30, 2003, the Brent price has continued to increase; on August 21, 2003, the Brent price was approximately $30.00 per barrel. The higher prices in the first six months of 2003 compared to the same period in 2002 are due to low industry-wide inventory levels, production constraints imposed by OPEC on its member countries, and uncertainties about the timing of resumption of crude oil exports from Iraq.

        To accommodate the resumption of crude oil exports from Iraq, OPEC is expected to reduce production quotas of other member states. As a result, industry crude oil prices are expected to remain high. Brent prices are currently in the upper end of OPEC's target range for crude oil prices of between $22.00 and $28.00 per barrel. As a result, the resumption of crude oil exports from Iraq, despite additional production constraints imposed by OPEC on its member countries, may decrease slightly.

        Refined product prices in the first six months of 2003 were also higher than prices in the same period in 2002. Higher refined product prices, coupled with falling crude oil prices from the end of March through April 2003, resulted in higher refining margins. However, refining margins at our refineries decreased in May as a result of increasing crude oil prices and lagging refined product prices.

        Our high refining margins in the first half of 2003 were attributable to increased demand for fuel oil, which, in turn, resulted from higher electricity prices. The higher electricity prices resulted from a number of factors, including unusually low inventory levels of natural gas in the United States, the suspension of energy-generating nuclear power plants in Japan beginning in April 2003 for safety inspections, and unusually warm weather and low water levels in Europe. The effect of these factors was partially offset by the U.S.-led military action in Iraq and the SARS epidemic, which led to slower economic growth and lower oil demand during this period.

        From the beginning of May 2003 until the middle of June 2003, Preemraff was shut down for a regularly scheduled major maintenance turnaround, which includes inspections of all processing units. This major maintenance turnaround occurs every four years. The last such major maintenance turnaround was conducted at Preemraff in 1999 and at Scanraff in 2002.

        In the second quarter of 2003, we upgraded Preemraff by installing a mild-hydrocracker unit. This unit processes heavy gasoil to produce naphtha, light gasoil and ultra-low sulfur heavy gasoil.

        The following tables show the calculation of margins for Scanraff and Preemraff for the three months and six months ended June 30, 2002 and 2003. In accordance with industry practice, the margins are expressed in U.S. dollars per barrel. The information for Scanraff shows our share of the refinery's production for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(in U.S. dollars per barrel)
Scanraff
Gross refining margin	$1.87	$3.89	$1.45	$4.37
Variable refining costs	(0.22)	(0.35)	(0.22)	(0.40)

Refining margin	1.65	3.54	1.23	3.97
Fixed operating costs	(0.45)	(0.82)	(0.50)	(0.75)

Net cash margin	1.20	2.72	0.73	3.22
Depreciation	(0.35)	(0.50)	(0.32)	(0.48)

Net refining margin	$0.85	$2.22	$0.41	2.74

Total production (thousands of barrels)	13,435	13,825	27,651	27,695
Preemraff
Gross refining margin	$1.17	$1.86	$0.69	$2.82
Variable refining costs	(0.16)	(0.35)	(0.17)	(0.29)
Natural gas, refining fuel	(0.11)	(0.13)	(0.11)	(0.08)

Refining margin	0.90	1.38	0.41	2.45
Fixed operating costs	(0.57)	(1.99)	(0.42)	(0.97)

Net cash margin	0.33	(0.61)	(0.01)	1.48
Depreciation	(0.35)	(1.13)	(0.34)	(0.79)

Net refining margin	$(0.02)	$(1.74)	$(0.35)	0.69

Total production (thousands of barrels)	7,862	5,752	17,429	15,726

        During the first six months of 2003, 22.8 million barrels of production were secured through derivative instruments. We entered into the margin hedge to secure a refining margin level of $2.00 per barrel, meaning that any actual refining margin higher or lower than $2.00 per barrel would be offset by an opposite hedge result. The actual average refining margin for the first six months of 2003 was $3.41 per barrel.

        A perfect hedge would have reduced our actual average refining margin for the first six months of 2003 to $2.00 per barrel on the hedged volume. However, it is not possible to make a perfect hedge on the derivative market and any deviation from a perfect hedge is defined as the basis risk. The result of the basis risk was $(0.63) per barrel, meaning that the effective hedge on the hedged volume was $1.37 per barrel.

  Marketing Segment

        We generated high sales volumes in our Marketing Segment during the first quarter of 2003, as compared to the first quarter of 2002, due primarily to unusually cold weather and high electricity prices. With respect to our home-heating division, the effects of the cold weather and high prices partially offset a recent trend of consumers increasingly relying on heating sources other than oil. During the second quarter of 2003, electricity prices decreased from first quarter levels and demand for oil heating installations remained low. This resulted in a sales volume in our Marketing Segment for the second quarter of 2003 that was only slightly higher than the sales volume for the same period in 2002. In addition, volatile product prices have put pressure on our margins, primarily in our business-to-business division.

        Within our station and consumer division, our diesel sale volumes in the first six months of 2003 increased by 10% compared to the same period in 2002. We carried out marketing activities to increase sales along with activities to reduce our costs. The effects of our increased marketing activities and efforts to reduce costs were offset by increased competition, which resulted in lower margins for both gasoline and diesel throughout the period.

  Corporate Cost Center

        We book losses or gains in foreign exchange in operating activities separately as "corporate costs" in order to fairly and accurately present the results of the operating activities of each of our reportable segments.

Results of operations

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. In this discussion, we have provided sales revenue figures for our Supply and Refining Segment and our Marketing Segment. The sales revenue of our Supply and Refining Segment includes inter-company sales to the Marketing Segment (and, in the first six months of 2002, to our International Segment). The sales revenue of our Marketing Segment (and, for the first six months of 2002, our International Segment) includes sales revenue received on the resale of such refined products. We have included inter-company sales revenue in total sales revenue for our Supply and Refining Segment. Our inter-company sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our Supply and Refining Segment properly reflects the results of these segments for purposes of comparison. To avoid overstating total sales revenue, these inter-company sales have been eliminated in our consolidated financial statements included above.

        Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). We have no long-term supply contracts and rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, contango conditions exist, meaning that the forward price for crude oil and/or refined products exceeds the current spot market price, which is the price of crude oil and/or refined products for immediate delivery. While we do not speculate with inventory, as a result of our large storage capacity, we are able to take advantage of contango conditions by simultaneously entering into current spot market purchases and future sale agreements. We store the crude oil and/or refined products obtained at spot market prices at our existing facilities until the delivery date under the future sale agreements. So long as our costs are less than the profit margin resulting from contango conditions, we are able to realize significant profits. Our primary costs are the costs of storing the crude oil and/or refined products until the time of delivery. In addition, we incur selling costs, which consist primarily of the cost of sales personnel, advertising and promotions, and administrative costs, which consist primarily of the costs of administrative personnel.

        Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their compulsory storage obligations imposed by the European Union, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is generated largely from our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

        Operating income is gross profit, net of the foregoing items and net of non-recurring items, if any.

        Our net financial income (expenses) consist of our share of the income (loss) of associated companies, dividends received, interest income and expense, foreign exchange losses and certain other items.

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings AB. As a result, the amount included on our consolidated income statements as income taxes generally reflects book-entry transfers rather than cash paid or payable. In particular, a transfer to our parent company is recorded as a group contribution in the form of a book-entry dividend. The amount we may transfer to our parent company in any given year is limited by the Swedish Companies Act to the lesser of the amount of our consolidated and unconsolidated unrestricted shareholders' equity, which includes net income earned during the year. The group contribution to our parent company is simultaneously offset by a shareholder contribution from our parent company. The excess of the group contribution, if any, over the shareholder contribution represents a true dividend payable in cash.

        Minority interests as of June 30, 2003 principally reflect the interest of Vattenfall AB in Preem Gas AB. Minority interests as of June 30, 2002 reflected the interest of Vattenfall AB in Preem Gas AB, as well as the interests of Hydro R&M Holding AS, an affiliate of Norsk Hydro AS, in Scanraff and Greenergy International Limited in Greenergy Fuels Limited. In 2002, we sold our interest in Greenergy Fuels Limited to Greenergy International Limited. In addition, in 2002, with the restructuring of Scanraff and Scancracker, we began accounting for our ownership in Scanraff using the proportional method instead of the consolidation method.

        The following table shows the sales revenues and operating income for our reportable segments discussed above for the three months and six months ended June 30, 2002 and 2003.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(in millions of SEK)
Sales Revenue:
Supply & Refining	7,331	6,579	13,589	16,157
Marketing	2,383	2,379	4,778	5,635
International	537	—	987	—
Inter-segment sales revenue	(1,826)	(1,641)	(3,467)	(4,129)

Total Sales Revenue	8,425	7,317	15,887	17,663
Operating Income (loss):
Supply & Refining	518	(292)	706	307
Marketing	(9)	(33)	23	1
International	(7)	—	(7)	—
Other non-allocated income (expense)	(384)	(170)	(549)	(337)
Total Operating Income	118	(495)	173	(29)

Consolidated Statement of Operations

        The following table shows certain items from our consolidated income statements for the three months and six months ended June 30, 2002 and 2003.

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
	(in millions of SEK)
Revenues	10,225	9,151	20,555	21,711
Excise duties	(1,800)	(1,834)	(4,668)	(4,048)

Sales revenue	8,425	7,317	15,887	17,663
Costs of goods sold	(8,031)	(7,533)	(15,172)	(17,176)
Gross profit	394	(216)	715	487
Selling and administrative expenses	(329)	(321)	(668)	(637)
Other operating income	53	57	126	136
Other operating expenses	—	(15)	—	(15)

Operating income	118	(495)	173	(29)
Financial expense, net	(49)	38	15	(42)

Income before taxes	69	(457)	188	(71)
Income taxes	(17)	134	(61)	26
Minority interests	(1)	0	(4)	(1)

Net income	51	(323)	123	(46)

  Three months ended June 30, 2003 compared to three months ended June 30, 2002

        Revenues.    Our revenues for the three months ended June 30, 2003 were SEK 9,151 million, a decrease of SEK 1,074 million, or 11%, from SEK 10,225 million for the three months ended June 30, 2002. The decrease in revenues was primarily attributable to the weakening of the U.S. dollar versus the krona. In the second quarter of 2003, the U.S. dollar decreased by approximately 19% against the krona compared to the same period last year. Because our sales are made principally in U.S. dollars, a weaker U.S. dollar, when translated into kronor, will result in a decrease in revenues if all other factors remain constant over time. The decrease was to some extent offset by an increase in market prices for crude oil and products and an increase in sales volumes.

        Sales revenue.    Sales revenue for the three months ended June 30, 2003 was SEK 7,317 million, a decrease of SEK 1,108 million, or 13%, from SEK 8,425 million for the three months ended June 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the three months ended June 30, 2003 was SEK 7,533 million, a decrease of SEK 498 million, or 6%, from SEK 8,031 million for the three months ended June 30, 2002. The decrease in cost of goods sold was to some extent offset by higher purchase prices of finished products during the regularly scheduled major maintenance turnaround of Preemraff.

        Gross profit.    Gross profit for the three months ended June 30, 2003 was SEK (216) million, a decrease of SEK 610 million, or 155%, from SEK 394 million for the three months ended June 30, 2002. This decrease was primarily a result of lower sales margins and higher price losses on our inventories due to a larger decrease in market prices in kronor, as compared to the same period last year.

        Selling and administrative expenses.    Selling expenses for the three months ended June 30, 2003 were SEK 201 million, a decrease of SEK 36 million, or 2%, from SEK 237 million for the three months ended June 30, 2002. The decrease in selling expenses is primarily a result of the sale of our operations in Poland and to lower costs for personnel in our Marketing Segment. Administrative expenses for the three months ended June 30, 2003 were SEK 120 million, an increase of SEK 28 million, or approximately 30.4%, from SEK 92 million for the three months ended June 30, 2002. The increase is largely a result of higher costs for corporate projects and higher costs for pensions attributable to extra payments due to weak returns from the pension funds.

        Other operating income.    Other operating income for the three months ended June 30, 2003 was SEK 57 million, an increase of SEK 4 million, or approximately 8%, from SEK 53 million for the three months ended June 30, 2002. The increase is primarily attributable to higher harbor fees charged by Scanraff in Lysekil.

        Other operating expenses.    Other operating expenses for the three months ended June 30, 2003 were SEK 15 million, as compared to zero other operating expenses for the three months ended June 30, 2002. The increase is attributable to losses in accounts receivable related to the sale of our operations in Poland.

        Operating income (loss).    Operating loss for the three months ended June 30, 2003 was SEK 495 million, compared to operating income of SEK 118 million for the three months ended June 30, 2002. The operating loss of our Supply and Refining Segment was SEK 292 million for the three months ended June 30, 2003, compared to operating income of SEK 518 million for the three months ended June 30, 2002. This change was primarily attributable to lower sales margins and to higher price losses on our inventories due to a larger decrease in market prices in kronor, as compared to the same period last year. Our Marketing Segment generated an operating loss of SEK 33 million for the three months ended June 30, 2003, an increase of SEK 24 million, or approximately 267%, from an operating loss of SEK 9 million for the three months ended June 30, 2002. The increase in the Marketing Segment's operating loss was primarily a result of lower sales margins compared to the same period last year.

        Financial income (expense), net.    Net financial income for the three months ended June 30, 2003 was SEK 38 million, compared to net financial expense of SEK (49) million for the three months ended June 30, 2002. The principal components of this change was an increase in foreign exchange gains of SEK 35 million on our outstanding 10 5/8% senior secured notes, due 2011, and foreign exchange gains on our net U.S. dollar-denominated assets of SEK 33 million.

        Income taxes.    Income taxes for the three months ended June 30, 2003 were SEK 134 million, a decrease of SEK 151 million from SEK (17) million for the three months ended June 30, 2002. The decrease is attributable to lower calculated taxable income in 2003. Income taxes do not generally reflect cash paid or payable because we transfer, to the extent possible, our taxable income to our parent company Corral Petroleum Holdings AB, as a group contribution, which is in the form of a book-entry dividend.

  Six months ended June 30, 2003 compared to six months ended June 30, 2002

        Revenues.    Our revenues for the six months ended June 30, 2003 were SEK 21,711 million, an increase of SEK 1,156 million, or approximately 6%, from SEK 20,555 million for the six months ended June 30, 2002. This increase is primarily attributable to the increase in market prices for crude oil and products and to higher sales volumes. Crude oil prices in the first six months of 2003 were approximately $5.70 per barrel, or 25%, higher than in the same period in 2002. Sales volumes in the first six months of 2003 were 1,284,000 cubic meters, or 17%, higher than in the same period in 2002. The increase in crude oil prices and sales volumes was offset to a large extent by a weaker U.S. dollar versus the krona. In the first half year of 2003, the U.S. dollar decreased by approximately 19% against the krona compared to the same period in 2002.

        Sales revenue.    Sales revenue for the six months ended June 30, 2003 was SEK 17,663 million, an increase of SEK 1,776 million, or 11%, from SEK 15,887 million for the six months ended June 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the six months ended June 30, 2003 was SEK 17,176 million, an increase of SEK 2,004 million, or 13%, from SEK 15,172 million for the six months ended June 30, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Gross profit.    Gross profit for the six months ended June 30, 2003 was SEK 487 million, a decrease of SEK 228 million, or 32%, from SEK 715 million for the six months ended June 30, 2002. This decrease was primarily a result of lower sales margins and to higher price losses on our inventories due to a larger decrease in market prices in kronor, compared to the same period last year.

        Selling and administrative expenses.    Selling expenses for the six months ended June 30, 2003 were SEK 398 million, a decrease of SEK 72 million, or 15%, from SEK 470 million for the six months ended June 30, 2002. The decrease in selling expenses is primarily a result of the sale of our operations in Poland and to lower costs for personnel in our Marketing Segment. Administrative expenses for the six months ended June 30, 2003 were SEK 239 million, an increase of SEK 41 million, or 21%, from SEK 198 million for the six months ended June 30, 2002. The increase is largely a result of higher costs for corporate projects and higher costs for pensions attributable to extra payments due to weak returns from the pension funds.

        Other operating income.    Other operating income for the six months ended June 30, 2003 was SEK 136 million, an increase of SEK 10 million, or 8%, from SEK 126 million for the six months ended June 30, 2002. The increase in other operating income is primarily a result of increased sales of storage certificates and increased sales of waste heat from Preemraff to the City of Gothenburg.

        Other operating expenses.    Other operating expenses for the six months ended June 30, 2003 were SEK 15 million, compared to zero other operating expenses for the six months ended June 30, 2002. The increase is attributable to losses in accounts receivable related to the sale of our operations in Poland.

        Operating income (loss).    Operating loss for the six months ended June 30, 2003 was SEK (29) million, compared to operating income of SEK 173 million for the six months ended June 30, 2002. The operating income of our Supply and Refining Segment was SEK 307 million for the six months ended June 30, 2003, a decrease of SEK 399 million, or 57%, from SEK 706 million for the six months ended June 30, 2002. This decrease in operating income was primarily attributable to lower sales margins and to higher price losses on our inventories due to significantly higher decrease in market prices in kronor, compared to the same period last year. Our Marketing Segment generated an operating income of SEK 1 million for the six months ended June 30, 2003, a decrease of SEK 22 million, or 96%, from SEK 23 million for the six months ended June 30, 2002. The decrease in the Marketing Segment's operating income was primarily a result of lower sales margins compared to the same period last year.

        Financial income (expense), net.    Net financial expense for the six months ended June 30, 2003 was SEK 42 million, compared to net financial income of SEK 15 million for the six months ended June 30, 2002. The principal components of this change were the decrease in foreign exchange gains of SEK 89 million on our outstanding 10 5/8% senior secured notes, due 2011, and an increase in foreign exchange gains on our net U.S. dollar-denominated assets of SEK 26 million.

        Income taxes.    Income taxes for the six month ended June 30, 2003 were SEK 26 million, a decrease of SEK 87 million from SEK (61) million for the six months ended June 30, 2002. The decrease is attributable to lower calculated taxable income in 2003. Income taxes do not generally reflect cash paid or payable because we transfer, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings AB, as a group contribution, which is in the form of a book-entry dividend.

Introduction of the Euro

        On January 1, 1999, a new single European currency, the "Euro," replaced the local currencies in eleven of the fifteen member states of the European Union. The participating members of the European Union established fixed conversion rates between their sovereign currencies and the Euro. As of January 1, 2001, a twelfth member state has joined the European Monetary Union. Beginning January 1, 2002, the participating members began issuing new Euro-denominated bills and coins for use in cash transactions. As of July 1, 2002, all participating members had withdrawn all bills and coins denominated in the respective local currencies, so that the local currencies are no longer legal tender for any transaction, completing the conversion to the Euro.

        The Swedish Parliament elected not to participate in the European Monetary Union at its commencement on January 1, 1999, although it has stated that it will let voters decide whether to participate later through a referendum. The referendum will be held in September 2003. If and when Sweden decides to participate in the single currency, the krona would be replaced by the Euro. We cannot assure you that the introduction of the Euro will not increase the volatility of krona exchange rates or result in the future appreciation of the krona.

        The introduction of the Euro has not had a material effect on our operations. Our Swedish operations have been able to conduct business in Euro since January 1, 1999. This has not involved any material amendments to our systems software, staff training or other steps. We believe that all necessary procedures have been taken and tested, and staff trained in the changes to working practices.

Recently issued accounting standards

        On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. We are currently evaluating the impact of adopting Statement 149 on our financial statements.

        On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 26 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below.

  Impairment of long-lived assets

        We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

  Capitalized Turnaround Costs

        We record the cost of regularly scheduled major maintenance turnarounds of our refineries, catalysts used in refinery process units, as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position is adopted in its current form, we will be required to write off the balance of our deferred maintenance costs, which totaled SEK 283 million at June 30, 2003, and expense future costs as incurred.

  Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the market value of these inventories had been $1 per barrel lower as of June 30, 2003, we would have been required to write down the value of our inventories by approximately SEK 100 million. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

  Contingencies

        We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the six months ended June 30, 2003, OIBDA was SEK 405 million, compared to SEK 577 million for the six months ended June 30, 2002.

        OIBDA, which we previously referred to as EBITDA, represents operating income (loss), before depreciation and amortization. OIBDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating income, net income, cash flow from operating activities or other statements of operations or cash flow data computed in accordance with Swedish GAAP. Funds depicted by this measure may not be available for management's discretionary use or for payment of interest or principle on our high-yield notes. Because all companies do not calculate OIBDA identically, the presentation of OIBDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of OIBDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Six months ended June 30,
	2002	2003
	(in millions of SEK)
Cash flow from operating activities	529	662
Changes in working capital	(402)	(499)
Taxes paid	31	1
Unrealized exchange gains	441	150
Other adjustments for non-cash items	(7)	49
Financial income/expense, net	(15)	42
OIBDA	577	405

        Commencing with this report on our financial results for the second quarter of 2003, we are no longer providing non-GAAP financial measures on a segment basis in response to recent U.S. Securities and Exchange Commission rules and guidance.

        We believe that cash flow from operating activities, bank borrowings and other available sources of funds will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

        In January 2003, we received an unconditional shareholder contribution from our parent company, Corral Petroleum Holdings AB, of SEK 345 million, which was offset against the liability for a group contribution in 2002 of SEK 345 million. Neither of these payments are restricted by the indenture governing our senior secured notes.

  Cash Flow

        Cash flow from operating activities was SEK 662 million for the six-month period ended June 30, 2003, an increase of SEK 133 million, or 25%, from SEK 529 for the six-month period ended June 30, 2002. The increase was primarily a result of an increase in cash flow from working capital from SEK 402 million for the six months ended June 30, 2002 to SEK 499 million for the six months ended June 30, 2003.

        In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 4,048 million for the six-month period ended June 30, 2003 compared to SEK 4,668 million for the six-month period ended June 30, 2002. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

        Cash flow used in investing activities was SEK 398 million for the six-month period ended June 30, 2003 compared to SEK 496 million for the six-month period ended June 30, 2002. The decrease was primarily a result of lower investments in tangible fixed assets at our refineries. Cash flow used in financing activities was SEK 461 million for the six-month period ended June 30, 2003 compared to SEK 383 million for the six-month period ended June 30, 2002. This change was a result of an increase in payments of loans from SEK 364 million for the six-month period ended June 30, 2002 to SEK 1,218 million for the six-month period ended June 30, 2003.

  Restrictions on transfers of funds

        Preem Holdings AB is a holding company. As a holding company, to meet our debt service and other obligations, we are dependent upon contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB. Substantially all of our assets consist of 100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offering of our senior secured notes in 2001. The ability of our subsidiaries to pay group contributions, dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject. For example, a subsidiary company is prohibited from lending cash to a parent company under applicable corporate and other laws and regulations.

        A transfer to us from Preem Petroleum AB is recorded as a group contribution in the form of a book-entry dividend. The amount Preem Petroleum AB can transfer to us in this manner each year is limited by the Swedish Companies Act to the lesser of the amount of its consolidated and unconsolidated unrestricted shareholders' equity, which includes net income earned during the year.

  Credit Arrangements, Shareholder Investment and Inter-creditor Arrangements

        As of June 30, 2003, we had total debt of SEK 6,076 million and an additional SEK 1,509 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK 5,013 million as of June 30, 2003, the current portion of which was SEK 404 million. We also had drawings under short-term debt of SEK 682 million. These loans and facilities are provided by various international banks. As of June 30, 2003, our indebtedness bore interest at a weighted average annual rate of 7.6%.

        In addition, as of June 30, 2003, we owed SEK 242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated loan with no maturity date.

Subsequent events

        At a meeting held on August 15, 2003, our board of directors approved an investment of estimated SEK 3,300 million, of which our share would be SEK 2,475 million, in the construction of an ISO-Cracker unit at Scanraff. We expect construction to commence in the coming months and the project to be completed during the second quarter of 2006.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

  Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Sullom Voe) was $18.68 per barrel in December 2001, while the three-year high was $32.77 per barrel in September 2000. Monthly average prices decreased by as much as $7.48 from November to December 2000, by $5.08 per barrel from September to October 2001 and $5.68 per barrel from March to April 2003.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

  •
  Hedging Activities/Hedge of Inventory: As of June 30, 2003, we had a short position in derivative contracts of Brent crude oil and oil products of 50,000 cubic meters. The unrealized profit as of June 30, 2003, was SEK 23.2 million ($2.9 million).

  •
  Trading Activities: As of June 30, 2003, the following commodity derivative contract was not treated as a hedge: a net flat (zero) position on trading. The unrealized loss as of June 30, 2003, was SEK 1.6 million ($0.2 million).

  •
  Hedging Activities/Hedge of refining margin: As of June 2003, 45.6 million barrels of the remainder of year 2003 and 2004 refinery production was secured at a hedge margin of $2.715 per barrel corresponding to a refining margin of $2.00 per barrel (excluding basis risks). The unrealized loss as of June 30, 2003, was SEK 224.4 million ($28.0 million). The currency components in the hedge activities of refining margin have been hedged. The unrealized profit as of June 30, 2003, was SEK 33 million.

  Foreign Currency Risk

        We publish our financial statements in kronor. However, our crude oil purchases are primarily denominated in U.S. dollars, our revenues are denominated in both U.S. dollars and kronor, a portion of our indebtedness is denominated in U.S. dollars, a portion of our indebtedness is denominated in kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the U.S. dollar-krona and Euro-krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in U.S. dollars to hedge our expenses to inventories, which are also priced in U.S. dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

        In the six-month period ended June 30, 2003, we estimate that we received 65% of our revenues in U.S. dollars and 35% in kronor and that we incurred 80% of our costs and expenses in U.S. dollars and 20% in kronor. In the six-month period ended June 30, 2002, we estimate that we received 62% of our revenues in U.S. dollars and 38% in kronor and that we incurred 78% of our costs and expenses in U.S. dollars and 22% in kronor. As of June 30, 2003, our krona-denominated, fixed-rate indebtedness totaled SEK 535 million and our krona-denominated, variable-rate indebtedness totaled SEK 1,174 million. As of June 30, 2003, our U.S. dollar-denominated, fixed-rate indebtedness totaled $105 million and our U.S. dollar-denominated, variable-rate indebtedness totaled $25 million. As of June 30, 2003, our Euro-denominated fixed-rate indebtedness totaled €291 million.

        The table below presents, as of June 30, 2003 and December 31, 2002, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our consolidated financial statements.

	2003	2004	2005	2006	2007	2008+	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of June 30, 2003:
Fixed rate debt—amount due	—	—	—	—	300	235	535	10%	574
Variable rate debt—amount due	202	555	186	4	203	24	1,174	22%	1,174
Dollar-denominated indebtedness as of June 30, 2003:
Fixed rate debt—amount due	—	—	—	400	—	440	840	15%	917
Variable rate debt—amount due	—	—	200	—	—	—	200	4%	200
Euro-denominated indebtedness as of June 30, 2003:
Fixed rate debt—amount due	—	—	—	—	—	2,666	2,666	49%	2,506
Krona-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	300	235	535	9%	574
Variable rate debt—amount due	550	701	259	4	203	25	1,742	28%	1,742
Dollar-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	—	486	927	15%	1,006
Variable rate debt—amount due	—	—	221	—	—	—	221	4%	221
Euro-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	—	2,678	2,678	44%	2,316

(1)
Includes current portion.

        We had, as of June 30, 2003, cash and cash equivalents in foreign currencies amounting to SEK 94 million, of which the equivalent of SEK 68 million was denominated in U.S. dollars, the equivalent of SEK 11 million was denominated in Euro and the equivalent of SEK 15 million was denominated in other European currencies.

  Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either June 30, 2003 or December 31, 2002. As of June 30, 2003, SEK 4,041 million of our indebtedness required payment at fixed rates and SEK 1,374 million required payment at variable rates. As of December 31, 2002, SEK 4,140 million of our indebtedness required payment at fixed rates and SEK 1,963 million required payment at variable rates.

        The table below presents, as of June 30, 2003 and December 31, 2002, principal cash flows and related weighted average interest rates by expected maturity dates.

	2003	2004	2005	2006	2007	Thereafter	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
As of June 30, 2003:
Fixed rate debt—amount due	—	—	—	400	300	3,341	4,041	75%	3,997
Weighted average interest rate	—	—	—	5.6%	6.4%	9.7%	9.0%	—	—
Variable rate debt—amount due	202	555	386	4	203	24	1,374	25%	1,374
Weighted average interest rate	3.9%	3.7%	2.9%	4.1%	3.5%	4.1%	3.5%	—	—
As of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	300	3,399	4,140	68%	3.896
Weighted average interest rate	—	—	—	5.6%	6.4%	9.7%	8.9%	—	—
Variable rate debt—amount due	550	701	480	4	203	25	1,963	32%	1,963
Weighted average interest rate	4.6%	4.5%	3.6%	4.4%	4.3%	4.4%	4.3%	—	—

(1)
Includes current portion.

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SIGNATURES
Table of Contents
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
Preem Holdings AB and Consolidated Subsidiaries Consolidated Income Statements (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Income Statements (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Statements of Cash Flow (unaudited)
Preem Holdings AB and Consolidated Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS